Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: May 19, 2004

Legal Information

The combination of KLM and Air France is being implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. In connection with the exchange offer, Air France has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which includes a prospectus relating to the offer, and a tender offer statement on Schedule TO, and KLM has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that have been filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the Schedule 14D-9 that has been filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. U.S. shareholders may obtain these documents free of charge by contacting our information agent, Georgeson Shareholder Communications Inc., at 1-212-440-9800 or toll free at 1-866-297-1410.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including Air France’s registration statement on Form F-4 and KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A TRANSCRIPT, TRANSLATED FROM FRENCH, OF A MEETING WITH ANALYSTS HELD ON MAY 18, 2004 TO DISCUSS AIR FRANCE’S ANNUAL RESULTS.

Annual Results 2003- 2004	Air France

Annual Results 2003-2004

Introduction

Jean-Cyril SPINETTA

Chairman and CEO, Air France

I would like to thank you for coming to Charles-de-Gaulle for this introduction to Air France’s results for the 2003-2004 fiscal year. I would like to apologise to those who come from London, as the conference will take place in French. This may be easier for me and more difficult for you. Being in Paris, it is logical that the conference takes place in French, and there are many French analysts present this morning.

We will be introducing our results in a conventional manner. Pierre-Henri GOURGEON will discuss Air France’s activity in the 2003-2004 fiscal year. Philippe CALAVIA will comment on the Company’s economic and financial results. I will say a few words on our strategy and the outlook for the 2004-2005 fiscal year, as well as answering a few questions that you may have in relation to oil.

Before moving along to the presentation, I would like to reiterate that this is the last time that Air France will be presenting its results alone. As of August/September, we will publish our quarterly results for Air France-KLM together. As of 4 May 2004, there is only one listed entity – the new entity, Air France-KLM.

For the year itself, I whish to stress again, what you already know, the fact that it was a very difficult year for all airlines. It began within the context of the war on Iraq, which started on 21 March. It continued with the SARS epidemic in Asia. The year also saw – especially for Air France – a certain number of social conflicts, namely the air traffic controller strikes. They were not part of Air France but they penalised us in June, in the autumn. This year has seen a very flat economic situation in France. As you know, French growth last year was close to nothing (+0.2%). Finally, although our fuel hedging policy combined with a weak dollar helped us, this fiscal year was also characterised by a context of high fuel prices.

Therefore, a year that was extremely difficult. A year that was not only difficult but also for Air France slightly disturbed, with moments of improvement in terms of demand for air transport and moments where, without any apparent reason, the demand fell off and the filling of planes and yields suffered. This uncertainty – or unforeseeability, to coin a word – refers to the difficult situation in the French market which, contrary to other markets such as the UK market, saw a very low rate of growth, practically nothing last year.

The third comment I would like to make before handing the floor to Pierre-Henri GOURGEON is that despite all of these difficulties we are supporting operating results that are clearly positive (€132 million). We have a net positive result in line with what we said nearly one year ago. In fact, we have done even better than what we had anticipated. This good economic performance for the seventh consecutive year cannot be explained in terms of revenue but rather on the side of costs and cost controls. Throughout the year, using contingency adaptation plans, the reviewing of our offer, especially in our own network, and through the continuation of more structural economic plans, we have worked to reduce our costs, in particular, over the last quarter. In the fourth quarter, excluding exchange and oil effects, our costs were significantly reduced. This demonstrates all of the efforts that were made throughout the year. On the investment side, these investments were totally funded by the outcome of our operations. This has enabled Air France, for its last fiscal year, to reduce its net debt significantly.

I will now pass the floor to Pierre-Henri GOURGEON and will come back later to conclude the presentation.

Paris, 18 May 2004

The Activity in the 2003-2004 Fiscal Year

Pierre-Henri GOURGEON

Chief Operating Officer, Air France

I will be commenting on the evolution of our activities throughout the year. The European economy was relatively weak throughout the year, in particular, the French economy. This did not enable us to observe the turnaround that we were hoping for after the crisis in the spring. The year therefore began under very difficult circumstances, and continued in a fairly disappointing manner without the expected turnaround occurring.

I.	Turnover

Turnover is down 2.8%. Of course, turnover is sensitive to the effect of foreign exchange variations, especially in relation to the euro over other currencies. This currency effect represents 4% and, without that, turnover would have increased slightly by 1.2%. You can see that the variation is 2.6% for Passenger, with the same reasoning for the exchange effect. For Cargo, it is slightly higher. The currency effect for Cargo is 2% higher, but is fairly homogenous. For Maintenance, there is probably a slight decrease in the activity on account for third parties, because this is external turnover that we are putting on this global slide.

I forgot to mention that this is the same turnover that we had in 2001. This provides you with a dimension on the stagnation that we have observed in our activity over four years running.

II.	Evolution in the Activity

This slide introduces the evolution in our capacity, with ASK in blue and RPK in yellow. This was a highly disturbed year, with much intersection of the two indicators. This means that there have been reversals in variations. In March 2003, we had the effect of the Iraqi conflict, which weighed down our traffic. In mid-March, we had reduced our capacity over the Atlantic mainly. In April, we had to start to reduce capacity in Asia because of SARS, the full effects of which were seen in May. In addition, and this is specific to France, we had the effect of the air traffic controller strikes in France, relating to the government’s planned reform of pensions. Globally, this cost us approximately €60 million in revenue in May and February 2004. Things are looking better in June. As of mid-June, SARS settled down. In July, we saw traffic that seemed to represent a significant turnaround. In September, we again saw a slight decline, and there is even a reversal in traffic that is growing less or slightly negative when the offer was slightly positive. Hence a low load factor.

There was a positive effect with capacity rising in December. In January/February, the curves intersect again, with a decrease in load factor. We have the feeling that the activity was re-starting. This is the case in April. The situation seems to be better in April/May, in as much as there is an improvement in the load factor in April. This is fairly natural given the reference on the previous year, which translates in fact to the quality of our revenue. In May, the traffic is still better. There is an improvement in the load factor and the outlook is good for the early part of summer. We may here have the beginning of a turnaround. However, you saw the different evolutions that occurred in the past and we are therefore cautious. We are also talking about an improvement in growth in France, which may also help us.

This slide shows the break down in the evolution in the course of the four quarters on the basis of three parameters: capacity, traffic, and turnover. You should note that the turnover figures are corrected for the currency effect. What we see is a first quarter that was very negative. The second quarter was positive, even though the growth in turnover was below the growth in capacity. The third quarter was one where all the indicators seem to be good because the traffic was above capacity, the turnover was above the growth in traffic, and there was a reduction in ASK. In the fourth quarter things go the other way. Despite capacity up 5.8%, the growth in traffic is lower (4.7%), and the turnover only grew by 3.5% (excluding currency effects). The difference between 5.8% and 3.5% shows that we have a reduction in unit revenue. On the right, you have the total for the fiscal year, a result that is fairly flat, but which is the sub-total of highly contrasted factors, and a turnover that changed only slightly (up 1.2%).

This slide provides details of the activity in the fourth quarter and over the whole year. You can see that in the fourth quarter the traffic was slightly lower than capacity, as I have just mentioned. The load factor was down 0.7 points. Over the year, it is slightly better, as the different quarters have compensated each other. Therefore, despite the very significant crisis early in the year, the load factor only dropped by 0.5 points, which is not all that bad.

1.	The Long-Haul Activity

When we roll this out by sector, long-haul over the quarter had a slight reduction. This is only because of the Caribbean/Indian Ocean sector, where we had a set back relative to the previous year. The previous year was an exceptional year for the sector, as it represented the period immediately after the shut down of AirLib and before the arrival of the new competitors – Air Caribbean and Air Bourbon – and the development of direct lines under Air Austral. If we remove the Caribbean/Indian Ocean from long-haul, we would have an increase in the load factor in all zones.

Over the whole year the situation is a little bit similar. We can see a slight settling of the load factor but this is mostly because of the first quarter in Asia. If I remove Asia, the performance over the year in long-haul is relatively good, with capacity up 3.1%, traffic up 4.1%, and an increase in load factor to 80.2%. Generally speaking, long-haul remains the driver of our activity, as has always been the case in the past, and we have good control over this activity.

2.	The Medium-Haul Activity

In terms of medium-haul, the fourth quarter is rather positive, as you can see, with a strongly increasing capacity (8.7%) and traffic (+9%). Of course, the reference period was relatively weak the previous year. This is an encouraging indication. We are starting to see the initial effects of the modification of our fare policy on a few lines and of the stimulation of the medium-haul network through more attractive fares. Of course in April/May we are seeing the effects of the renovation of the short-haul and medium-haul product, where we are “densifying” the planes – to coin a word – simplifying service, and proposing a price schedule that is better adapted to what passengers seem to want. In any case, it is closer to the way the price schedules are introduced, with fewer constraints, and a way of presenting them, which is that of the low-costs.

Over the whole year, medium-haul is lower in terms of the load factor (down 1 point), confirming the requirement for turnaround action and the pressure on unit revenue. Despite this, we are still there with a strong downward pressure.

3.	The Domestic Network

In relation to the domestic network, we have an activity that is approximately stable over the year, with an increase in traffic and a load factor that is slightly up over the year. The fourth quarter is not very good in the domestic network. We had the impression that, after the end of year holidays, traffic was not starting up as quickly as usual. There were many holidays in February, and that may have played a role. The activity was not very good in terms of figures. Nevertheless, by reference to the previous year, we have a simplification of the competitive scene. Revenues increased by 2.4% in the fourth quarter whereas traffic was dropping by 0.3%. This means that the yield was improving.

4.	Unit Revenue

When we consider the Group globally, our unit revenue has changed. Gross unit revenue per ASK is down 5.3% over the quarter. After factoring out the negative currency effect (3.2%) and the favourable the network mix effect, we arrive at a 2.2% drop in unit revenue per ASK. Our yield, which is the unit revenue per passenger kilometre, is down 1.2% once we have corrected for the network mix and the currency effect. When we see this drop of 2.2% we see, as the Chairman said, that it is not revenue that has enabled us to post positive results but good cost control. Philippe CALAVIA will show you this in further detail Unit costs over the same period in the fourth quarter dropped by 4.7%. By comparison, this helped us to maintain our margins from one quarter to the next. As you will see, the results for this quarter are much better than the corresponding quarter in the previous year.

The same slide over the whole year shows – despite the fact that currency effect is slightly stronger – the drop in unit revenue per ASK over the year is 0.9%. On average, the good and bad quarters taken together, net yield decreased by 0.1%.

5.	Commercial Performance per Network

This slide on the commercial performance per network shows traffic revenues (excluding currency effect) and capacity. In France, on the right, confirming what I told you, the economy tended to improve through the reference effect and the quieter competitive scene. There was a ramping up of turnover to the tune of 6%, and capacity was up 1%. In Europe, we had the reverse effect with capacity up 6% and no increase in revenue. This justifies the moves we made on the medium-haul product to rectify the situation.

You can see the competitive pressure in the Caribbean/Indian Ocean from new players, which has tended to weaken the growth of our turnover. However, this refers to a previous reference that was excellent. Africa is holding its own. Even though traffic has dropped throughout the year, capacity has dropped, and you can see that our revenue has been held up.

Asia does not look very good as the figures cover the whole year. The first quarter was very bad. In fact the economic parameters for Asia have turned around very well in the course of the second half of the year. Asia is still a development region. You know that we opened Canton in January, and that we have just introduced two direct destinations (Hanoi and Saigon). Furthermore, we still have other projects for the following seasons.

Latin America has been our strong trump card over the last two years. You can see that the figures are really fantastic, with 21% revenue growth for 14% capacity growth. We are now practically equal to Iberia in Latin America in terms of European companies. We may be even a little bigger in global terms as they do not serve all the countries. We are in a very good position in Rio de Janeiro, being the only ones to serve this destination seven days a week. We will also be serving Caracas seven days a week after KLM’s withdrawal next month.

I would say that North America has not been excellent throughout the year. At the onset, the Iraqi factor weighed down on North American traffic. The situation was not very good last year and is now improving.

6.	The Cargo Activity

Finally, the Cargo activity. The economy is not wonderful, and Cargo is sensitive to this. We also need to add to this the negative currency effect: the euro is increasing against the dollar and our activity is more centred on the market in Europe, where we have a good share of our costs. There is less export from Europe to other continents, and we are therefore subjected to an effect. We do take freight the other way but there are flights from Europe that are not sold as efficiently.

This situation weighs down on the activity. We can see that the load factor has dropped by 1.4% throughout the year. Nevertheless, the operating result has not turned negative, as Philippe CALAVIA will show, and stands at €15 million. This is well under last year, but still positive. You will see on the right hand side, that even if unit revenue per available tonne kilometre has dropped by 5.4%, the currency effect is much more significant. The net evolution is slightly positive, which has enabled us to protect our cargo economy.

Financial Results

Philippe CALAVIA

Chief Financial Officer, Air France

Therefore we have had a difficult context, pressure on revenues, and results which we would have liked to see at a better level. However, we have maintained ourselves and are on schedule in terms of our forecasts.

I.	Q4 Results

There are a couple of things to be said about the fourth quarter. To begin with, one obvious point is that there is a reduction in our operational losses. This is due to a stability in turnover – a slight increase in fact – and a reduction in operating costs of 3.6%. In other words, to summarise these two items (turnover and operating costs) and capacity that has increased by over 6% during the quarter, we see that for overall activities for both Cargo and Passengers unit revenue per available seat kilometre decreased by 5.6% and unit costs by 7.9%. This explains why we have improved our EBIT, where losses are brought down from €141 million to €16 million.

EBITDAR is not improving. What has happened between the two. On the one hand, there are the operating lease costs that are gown down due to the dollar effect. The second element between the EBITDAR and EBIT – last year you will remember we had a quarter where we had provisions for the end of the Concorde life cycle. There was therefore a positive effect this year on EBIT. Finally, another element, which you probably noticed, is exceptional income or non-recurring income this year, being the fees we received for an exchange of slots at Heathrow. There is therefore a strong improvement in operating results.

From a financial standpoint, financial costs have gone done. As we will see in the Group’s annual results and financial structure, this is obviously an indicator of our debt having gone down and of interest rates having gone down. The item “Other” includes diverse factors. Let me just say that one of those elements relates to the difficulties that our affiliate company in which we have about a 20% share – Opodo – had in terms of actually achieving its business goals. We therefore thought that cautiously we should make a provision for some of our securities. We therefore depreciated the value by exactly 50%, which represented a non-recurrent provision of €26 million.

Consolidated income has gone down and net income is positive by €13 million. Why is this the case? Simply because during that quarter a very long standing litigation was resolved. This goes back to 1997 and did not concern the company but was a factor for the Amadeus Group related to its financial restructuring. This involved a conflict between tax authorities in France and Germany for the payment of capital gains taxes when we carried out this operation. We therefore provisioned the entire tax burden while waiting to find out to whom this would have to be paid. There was an agreement between the two tax authorities on the basis of an amount that was lower than our provisions. We were therefore able to recuperate that amount and this explains why net income is positive. There is no other major reason.

II.	Annual Results

Despite the improved result of the fourth quarter, this did not suffice to compensate the negative results of the first quarter. Therefore, we have a reduction in our income for the year. Turnover is down 2.8%, and operating costs have gone down by 2.6%. I will comment on these shortly. There is a gap between the two results in EBIT at €132 million compared to €162 million the previous year. The financial result has improved by 10% for the reasons I have already covered.

Let me just point out two matters. First, for the intermediary balances, the EBITDAR, the financial results etc., our EBIT is penalised – so to speak – because of aircraft operating lease costs. If we reprocess these operating lease costs by the amount of their interest part, we have an adjusted EBIT of €288 million. There is therefore a huge differential factor there. Of course, on the other side we would have had higher financial charges. That was my first comment. My second comment is the net interest charge of €101 million. If we look at how this is covered, the net interest coverage ratio in terms of EBITDA amounts to 13x, which indicates the health of the Company in financial terms and its capacity to deal with its financial costs. If we calculate EBITDAR and the adjusted net interest charges, we have a coverage ratio of 7x.

As the Chairman already stated, that gives you net results of €93 million for the year, which is less than the €120 million of the previous year.

1.	Operating Costs

Let us now come back to operating costs. For the year overall, our capacity went up by 2.3%, and our costs went down by 2.8% (or down 6% if we exclude payroll costs). There was no growth in headcount – 0.2% on average for the year and just around zero at the end of the period. Salaries themselves went up by about 4.5% but then there was a marked increase in social security costs last year due to the reform of the system at the beginning of the fiscal year, and exemptions that we had for the implementation of the 35-hour working week. In 1997, when the government reduced the working week, it gave companies an exemption in social security costs, which was supposed to last. However, given the government’s budgetary problems, these were reduced and concentrated on lower salaries. This was a great burden for Air France, which had gone along with this scheme, leading to an increase of over 8% in social security charges.

In terms of the other costs, there was about a 5% decrease in fuel costs. There was an increase in prices of 10%, even after hedging. To give you an idea, last year, the average price was $28.5 per barrel, and our purchase price was $25.5. Despite the contribution of hedging policies, which saved us about €100 million, we had a 10% increase in prices, which was compensated for by a re-evaluation of the euro.

The operating costs for the fleet went down significantly. This is due to less activity than was forecast. It is also due to the fact that we no longer have provisions for Concorde, as was the case last year. There was not much change over the year for aircraft operating leases, but the dollar obviously allowed us to reduce these costs.

For maintenance costs, the reduction is enormous. There was a reduction in maintenance costs for Air France due to the fact that Concorde service, which was a heavy burden, was discontinued. There was also a reduction in activities for third parties, which also impacted purchases for maintenance. Finally, we also had the dollar effect of course.

Commercial costs also went down by over 9%. This is not due to chance but to two factors. First, there has been a reduction in travel agent fees. Second, we reduced our spending in advertising and publicity. A factor that does not appear on this slide is that our catering costs went down by 7%, which is also due to cost savings we introduced last year and that will continue this year.

2.	Unit Costs

This change in operating expenditures explains the quarterly change in unit costs. As I stated, the fourth quarter had a 7.9% decrease in unit costs, or 4.7% at constant currency and fuel price. Overall for the year, there is a global reduction due to the good performance in the fourth quarter, which eliminates the mediocre performance levels in the first quarters. We have a reduction in unit costs of –4% in gross terms and –0.6% at constant currency and fuel price.

3.	Operating Income

If we come back to operating income (€132 million), we remain positive – in the green as we say in French and in the black as we say in English. There has been a decrease in Cargo, which suffered from the difference in business cycles between Europe and France on the one hand and the US and Asia on the other, with shifts in activities that were positive for imports toward France but quite mediocre due to the sluggishness of the French economy.

4.	Investments and Cash Flow

When we look at investments and their financing, remember that in March we stated that, given the situation with the war in the Iraq, we had postponed the delivery of some aircraft. We have postponed investments, and have in fact cancelled some of them. Investment therefore went down from €1.4 billion to €1.26 billion. As usual, the fleet represents the lion’s share of capital expenditures.

The fleet remained stable last year, going from 360 to 357 aircraft. This includes the four Concordes that we continued to operate until this summer. Globally speaking, the fleet remains stable. We continued our efforts to modernise the fleet, with two main factors involved. First, in relation to the medium-haul network we began to replace the 737s with the Airbus A318s, a shift of 7 aircraft going from Boeing to Airbus. This will continue until we have a homogenous medium-haul fleet based on the A320. Second, in relation to the long-haul fleet we removed the 747-200s and stopped the last of our 767s. As forecast, these were replaced with 747-400s and Airbus 330s. However, the fleet remains stable in global terms.

On the other side, we had some aircraft disposals. Cash flow generated by operations increased from €1.1 billion to €1.2 billion. This improvement is not due to EBITDA – which has gone down as we have seen – but from an improvement in our working capital requirements, which we committed to achieving. This had a positive impact this year whereas there was a negative impact last year. This is due to tighter control of our trade payables and trade receivables and to an increase in sales in the last month of this quarter, which has continued in April. This increase in sales improved our working capital level. Therefore we were able to overfund our investments by over €300 million. This means that we generated a free cash flow of €330 million.

5.	Net Debt

We see this figure in the change on our balance sheet, with net debt decreasing by the €330 million. The gearing improved from 0.71 to 0.62.

Finally, a factor that is not contained on the slides, which is our cash position on 31 March, and which has not changed since. We have €1.5 billion in available cash and €1 billion in unused credit lines. Therefore, we have available cash – without any conditions – of €2.5 billion.

That is basically what there is to say on the accounts for the year.

Strategy and Outlook

Jean-Cyril SPINETTA

Chairman and CEO, Air France

A few words to conclude on Air France’s strategy over the 2004-2005 fiscal year and our outlook on results for the same period.

The elements to be considered include an economic context that is clearly improving. The world wide economy is at better levels than last year, and European growth is better oriented than in the previous year, especially in France. As you know, the later figures from INSEE confirm a growth potential for France of around 2%, which is a change from last year’s stagnation. However, there are risk factors, including continued international tension and the price of oil, which has been standing at a very high level for the past few weeks.

I.	The Strategy

Our strategy is organised around three simple lines. First, the growth in our capacity must be in line with worldwide demand. I will come back to April and May, but they showed very good results in terms of load factor and revenues. Second, we will have to continue stringent cost control at Air France and KLM – because we now talk about both companies together. The actions we have undertaken have demonstrated their efficiency through the figures that Philippe CALAVIA has provided, and we must continue to identify our efforts. Third, a new Group now exists – Air France-KLM – and the combined strength of the two companies enables us to envisage the future with optimism.

Just a comment on the new Air France-KLM entity in a few words. On the left hands side, we have shown the performance of Air France over the past three years in terms of operational results. You are familiar with the figures and I will not comment on them. Despite the crisis, we have maintained our profitability at a low but positive level. KLM saw two bad years, with a fairly spectacular turnaround in 2003-2004. This demonstrates the effectiveness of the restructuring plan launched by KLM, which was announced late in March 2003 and implemented as of early April 2003. A spectacular turnaround in the quality of its operations in financial terms. Its net income is even slightly positive, €24 million, as you know.

All of this has been introduced and commented on. Why am I therefore returning to these figures? Because, contrary to what is sometimes the custom, these two companies that are in fairly good economic and financial health have decided to “get married”. They are not coming together because one of them is in a state of agony and can only survive through a marriage. This is not the case for Air France or for KLM. Reiterating these figures also allows us to present an ID card for the new Group by adding the figures for each. While this is not completely correct on an accounting point of view, it gives us an idea of the starting point for the new entity, with an aggregate turnover of €18 billion, EBITDAR of €2.5 billion, EBIT of €250 million, net profit of €117 million, and operating cash flow of €1.5 billion. These are very rough figures and do not correspond to accounting figures but they provide a picture of this new Group at the end of the fiscal year, had we combined the results for last year.

II.	Priorities for 2004-2005

Within this context of Air France-KLM, our priorities for the year are, first, to tighten up cost control. I told you how much this effort had been significant over the past year, enabling both Air France and KLM to maintain or post positive results. Second, to implement synergies that have been identified within the merger. Third, to develop the clout of SkyTeam to improve the situation of Air France-KLM in all markets.

1.	Cost Control

In terms of cost control, this is the result of the plan you are familiar with: “Performance 2003”. This was launched in April 2001 and ended on 31 March 2004. Our target was €280 million in savings and we reached €308 million. The target has therefore been reached and even overstepped in the order of 10% relative to our initial ambitions. This plan has been commented on extensively, and I will not comment on it further. Airlines all talk about savings that they have achieved. However, we sometimes feel that these savings are not seen in the results.

a. Air Transport Taxes in France

I therefore wanted to show you the amount of taxes and duties paid by Air France in France, and only in France. This is what we pay to the French airports and to the air traffic control system in France in terms of taxes and duties. It also shows what we sometimes pay to the French state in terms of environmental taxes etc to combat sound pollution.

In 2000, we paid €650 million in taxes and duties. In 2004, we will be paying €983 million, an increase of 51%. In contrast, our turnover for the same period has increased by 4%. These figures are so spread out that they designate the size of the consequences of 11 September, especially in France but also in Europe, in relation to the taking over of the safety/security risk that was funded in France by taxes paid by passengers and airlines. In such a context, if airlines were not able to strongly reduce their costs, they would not be able to post positive results at all. They would all be losing money at a very high rate. I do not need to tell you that I hope that there will be a reversal in these trends, and that all of these taxes and duties will keep pace with companies’ turnover and activities rather than being ten times higher than that pace.

b. Contingency Measures

A reminder in relation to our efficient contingency measures, which also explain the good results of Q4 in terms of costs (down 4.7% excluding the currency and fuel price effects). Throughout the year, beyond the Performance 2003 plan, we implemented contingency measures to deal with a mediocre scene. Our target was savings of €120 million, in addition to the Performance 2003 plan. We achieved €125 million in savings as well as cash savings of €350 million on investments. This enabled us to reduce our debt in an equivalent proportion, as Philippe CALAVIA has set out. This is another way of saying that Air France was able to do what it promised this year, despite a difficult year in terms of turnover and activity. It was able to observe what was promised due to the enormous amount of work done on cost control throughout the year, which was both significant and effective.

c. New Three-Year Cost-Savings Plan

Beyond these actions, what should Air France do? First, Air France has just implemented a new three-year savings plan. We – Air France alone – are targeting a 6% improvement in unit costs by 2006-2007, with €200 million in savings in the first year, €400 million in the second year, and €600 million in the third year.

What are most significant measures under this heading? As usual, we have identified several hundred measures, some of which are more important than others. First, in the field of distribution, Air France has already announced its intention to move toward a zero commission for travel agents by 2005. The consequent savings will be very significant. All of this has been launched, travel agents have been advised, and we have started negotiations. This is not an intention but something that is already on the rails, and of which travel agents in France have been aware for several months.

Second, the renewal of the medium-haul product, which I already discussed when I met you in Paris and London last year. I told you that we had losses of over €100 million per annum in our medium-haul network. It was therefore absolutely necessary to define a cost reduction programme. That programme has now been defined, and represents about €109 million in cost reductions identified for the coming three years, the first being the year that has just begun. As of this first year, we will achieve €40 million in savings, and we even hope to do slightly better than this figure with measures that are already implemented – this is not potential; it is cold facts.

Third, and most importantly, is the redefinition of our in flight product. In compliance with the redefinition of this product, there will be a reduction of our teams to the regulatory minimum. We will save one head per flight team, and will have a reduction of our flight attendants by 400 to 500 on our medium-haul flights in Europe. This has applied since 28 March, and I am again telling you about measures that already apply. The recasting of the product will of course run through a series of other innovations, in particular, in relation to passenger processing on ground. We have a lot of electronic ticketing in mind and a series of measures that will enable us to reduce our costs significantly.

In terms of Air France-KLM cost synergies, the chart shows what reappears throughout all our savings in Air France due to Air France-KLM synergies. You know that these synergies have a cost component and a revenue component, with 40% for revenue and 60% for costs. Here is Air France’s share of cost synergies.

You then have more conventional aspects, which I will not describe as it would be too tedious. The optimisation of our external resources and the improvement in our processes could appear slightly vague. It is nothing less than redefining all of the procedures relating to our planes at our major stop overs – Orly and Charles-de-Gaulle – by redefining the way in which our staff work to assist these planes. In conjunction with social agreements with our unions, this should lead very quickly to improvements in our productivity and competitivity in a very significant manner.

d. KLM’s Restructuring Plan

KLM will continue to pursue its restructuring plan, which you will be aware of, with €200 million in savings in year 1 (which has just been completed), and €570 million for 2004-2005. The plan was introduced by KLM one year ago, and proved its effectiveness in 2003-2004. KLM will continue to apply it with the same rigour in 2004-2005.

2.	Implementation of Synergies

You will be familiar with the table, which has been introduced several times, setting out the synergies we have identified between Air France and KLM, with €400-500 million in year 5. I will not go into all of the headings, as you will be aware of them already. The only element I will contribute today is that these figures are prudent ones and we have every intention of reaching them. The synergies represent €65-75 million in year 1. We will reach this figure, and probably even a little more, quite comfortably.

What are the main working elements between the two companies that will enable us to move ahead in 2004-2005?

a. Sales and Distribution

In terms of turnover and distribution, a considerable job was completed to enable us to understand the exact situation of Air France and KLM over all the airports we serve together. This enables us to see how the pooling of our resources, the negotiation of common contracts, and the harmonisation of sales policies can help us to achieve significant economies. In many countries, we will gradually be moving our commercial and operating teams together to save on our personnel costs.

b. Optimisation of Networks

In terms of optimising our networks, this is of course the first element that must be achieved. Here we have three priorities. First, linking Air France and KLM hubs to French and Dutch regions. Second, rationalising our long-haul networks and leveraging our medium-haul complementarities. Third, offering our customers prices that enable them to use both networks in an inter-changeable manner.

Concerning the optimisation of the networks themselves, the starting point is the fact that together we serve 225 destinations world wide. Of the 106 long-haul destinations we serve together, 70 are separate destinations that only exist at Air France or KLM, and 36 are common to both companies. How will we be working? We will start by linking Paris and Amsterdam with a frequent, regular service of 15 flights per day, either under Air France or KLM. This will be operational as of 1 June 2004. KLM will leave Terminal 1 where it has been since it appeared, and will be joining Air France at Terminal 2F. Together, we will offer these high-frequency Paris-Amsterdam flights with 100% of aircraft in contact and common registration. We are determined to facilitate our business customers, including through biometric tests.

In terms of linking the French and Dutch regions to the Paris and Amsterdam hubs, the map provided is fairly simple. Amsterdam with KLM will open destinations for Bordeaux and Marseilles and keep what it has in Nice, Toulouse and Lyons. We will be creating destinations between Rotterdam, Eindhoven and Paris to feed the Charles-de-Gaulle hub. The regions in France and the Netherlands will have a much denser network than today, enabling the feeding of both hubs.

In terms of rationalising the long-haul networks, this chart shows the first examples for summer 2004. What principles guided us? We first looked at destinations from Paris and Amsterdam where neither city has daily flights but there are only two or three flights per week. We also looked at destinations from Paris and Amsterdam that reach their end destination through Bangkok, Kuala Lumpur or other half way points such as Singapore.

Given this review of our long-haul destinations, we have decided, first, that KLM would stop its flights from Amsterdam to Caracas. At the same time, Air France would propose a daily service to Caracas from Paris, which is not the case today. Second, concerning destinations in South East Asia, we have decided that KLM alone will serve Amsterdam-Manila, with a direct flight once a week from Amsterdam. We are therefore stopping our service from Paris to Manila, and KLM will take over. Third, regarding the links to Djakarta, they are currently provided from Bangkok or Kuala Lumpur by Air France and KLM. They will henceforth be provided only from Bangkok toward Djakarta, with one KLM plane instead of two half-empty planes. Another example, which is not provided on the map, is the discontinuation of KLM’s flight to Douala, Cameroon. All of this represents a rationalisation of the long-haul network to enable us to increase efficiency.

In terms of the short- and medium-haul network, we have a similar approach of looking at those destinations that were losing most. KLM has therefore stopped its flights to Casablanca and Turin. For the UK, Air France will stop Bristol, which will now leave from Amsterdam, and we will discontinue the destination to Birmingham and Glasgow, which will now be operated by KLM from Amsterdam.

Overall, this leads to the situation of KLM being very powerful in Northern Europe (particularly in Scandinavia and the UK) and of Air France being very powerful in Southern Europe and North Africa.

The third item, and one that is very important, is the introduction of combinable fares for our 36 common destinations from Paris and Amsterdam (Tokyo, New York, Hong Kong and several others – all the major destinations). We believe that it is out of the question to stop these destinations. Rather, we want to offer these destinations to our customers with higher frequency, more offering and greater convenience.

The idea is a very simple one. All Europeans are not fortunate enough to live near a major airport. This is obviously true for Parisians and Londoners or for people from Frankfurt. Generally speaking, Europeans live quite far from a major hub and have to go via another flight to reach a major destination. For example, for a Madrid-Hong Kong return flight, people in Madrid have to go through an intermediary point.

•	They can go through Amsterdam today, with the schedules outlined on the chart: laving Madrid at 12.55 pm, arriving at Amsterdam at 3.35 pm and leaving one hour later to arrive in Hong Kong the next day at 9.45 am.

•	They can also go through Paris, leaving Madrid at 8.20 pm, and arriving in Hong Kong at 5.00 pm the next day.

These are Air France and KLM schedules for the summer of 2004. This is not something that we have made up but something that results directly from our schedules. Once we are capable of spreading out our schedules between Paris and Amsterdam, we can sell two frequencies with KLM or Air France, one going through Paris, and one going through Amsterdam. We can also offer different schedules that correspond to passenger needs, either for the outgoing or the return flight. We can provide several examples of this type of arrangement in this combination between Amsterdam and Paris.

This demonstrates a simple principle that you are obviously aware of: our business is not to open up new destinations but to build networks and to offer them to our customers. The Air France-KLM operation makes sense in this notion of a unique network with Amsterdam and Paris as hubs for KLM and Air France customers and for Europe and non-European customers.

In relation to the rates we will be applying, this is where the Air France-KLM operation really makes sense, as we have only one category of earnings, listings or shareholders. We have decided to apply simple principles. We considered the most attractive rates, which can generally be sold only on a return flight basis. You can see that we have a very simple principle here. Based on their choice of either going through Amsterdam or Paris, these customers will have an overall rate of the outgoing and return flight of both companies divided by two. For example, the KLM Madrid-Hong Kong round trip fare is €695. For Air France, it is €679. The customer will therefore pay €687, that is, (€695 + €679) divided by 2. For Vienna-Johannesburg, the KLM round trip fare is €638, and for Air France it is €819. The customer will therefore pay €729, that is, (€638 + €819) divided by 2.

We are also offering a single network for customers, which is not just the Air France or KLM network but the combined network, which is now accessible very simply. This is a major innovation in air transport. While Lufthansa and StarAlliance does this to a certain extent, it is done in a very cautious way and there is no merger of their shareholder or reporting structures.

c. Cargo

Cargo is the area in which we have probably moved most forward in terms of implementation this year. As for the Passenger network, we are trying to coordinate our networks and to specialise our traffic flows in Amsterdam or Paris based on the economic interest of these specialities. Beyond that, and we announced this officially just yesterday, in 2005 we are going to create a “European Cargo House”, bringing together all of our cargo activities. Our customers – shippers and transporters – need to deal with one sales team; a single team that defines the products to be sold. This network will be managed in the European Cargo House.

d. Maintenance

Finally, in relation to Maintenance, which is another area of cooperation, I will demonstrate in concrete terms the actions we are going to undertake as of this year. As you know, we have comparable missions in maintenance, examples of which are provided in the documentation. KLM will overhaul all of Air France’s CF680E1 engines, and Air France will maintain all of KLM’s components and GE90 engines in its B777 fleet. We will also be able to make gains in our purchasing policies and in the use of our customer data bases.

3.	Developing the Alliance

Let me go over this quickly. We could spend more time on this but it is getting quite late. You know that SkyTeam will have KLM, NorthWest and Continental as new members in June. SkyTeam will be one of the big three alliances, which will be major driving force to restructuring our industry. Other companies will also join SkyTeam. As I stated to one journalist, Aeroflot will join SkyTeam after six or seven years of discussions, and I will be going to Moscow with Leo Van Wijk to sign these agreements.

Allow me to just make a personal comment here. I truly believe that these major alliances will dominate our industry in the years to come. I believe that one of the major stakes in Europe will be to ensure that Europeans are members of these alliances. Furthermore, it is necessary to ensure that they are not simply members but that they have a say in how these alliances are run. That is the case today. Tomorrow, we know that airlines in the US and Asia will be bigger players. My personal conviction is that Air France-KLM ensures that this European entity will be able to have its say in the industry, in SkyTeam, for the decades to come.

III.	Outlook for 2004-2005

I would now like to look at our objectives for 2004-2005. I will talk in some detail about fuel hedging, as I believe that is a focus for you today.

I have already stated that, essentially, our capacity will increase by 5%. Initial results in April and the beginning of May are very encouraging. Bookings both in long-haul and in medium-haul for June, July and August are in line with and beyond our forecasts and the increased capacities of Air France and KLM. We are looking for stable unit revenue per ASK, excluding currency effects. In our economic assumptions, we also assume a euro/dollar parity of $1.23 for €1. Finally, in relation to fuel price, our perspectives for results this year are based on an average reference price for the year of about $33 per barrel. The price is higher today, and was below that at the beginning of the year – we began 2004 at $26-$27. It has now gone up to almost $40. Our assumption and objective are based on an average price of $33 per barrel for the year 2004-2005.

1.	Air France Fuel Hedging Policy

Rather than making a long speech on our hedging policy, we have provided this graph, which shows our hedging policy exactly. Let me provide some information on this subject. First, we have already hedged 72% of our fuel consumption for 2004-2005. That is achieved; if we do nothing else we will be at 72% of consumption hedged. At what level of price and how does this hedging protect us? You can see a blue line on the graph – the market price – which goes from $10 to $40. When we go beyond $22 or $23 per barrel, the red curve is Air France final purchase price, which is on the left hand side, so we lose money in that case. When the market price is between $23 and $24, hedging is neutral. As soon as market prices go beyond $24, we have a benefit compared to the market price, given our hedging policy.

What do we mean by the final purchase price for Air France? This is the price we pay for 100% of our consumption. We are covered at 72%, and 28% is not covered. Therefore, if the market price establishes itself at any figure, let us say $37, in that case, we will pay our fuel on average at $31.7, integrating that which is hedged and that which is not hedged. All you have to do is look at the gap between the blue and the red curves and you have the final purchase price for its fuel, given the hedging level and the change in the price per barrel of between $10 and $40. We could have gone beyond $40, but we have not done perhaps because we are superstitious. The situation could vary, as we could change our hedging policy, but it provides a snapshot of the current situation in terms of our hedging policy and the nature of our committed hedging policies. This is perfectly and simply summarised in this chart.

The last element I would like to provide – and everyone here knows this – is that for us the reference price is Brent and not WTI. As you know, Brent has not gone beyond $38 per barrel. Last night it was at $37.95. Our outlook for the year is based on a market price of $33 and our reference is Brent, which has still not gone beyond $38, and yesterday was fixed at $37.95.

This is only the Air France fuel hedging policy. I have not provided details of KLM’s hedging policies on this graph. KLM’s hedging policies, which were committed to 18 months ago before we began working together, are very different. I will not go into detail on them here. In terms of hedging results, they have pretty much equivalent results, which are very close to what you have here. The hedging principles are different but the economic impact is equivalent. Therefore this graph gives you a very good idea of hedging policies in the Air France-KLM Group.

2.	Target for the 2004-2005 Fiscal Year

The question now is, what are our objectives for 2004-2005? I will conclude on this point and apologise for having taken so much time. However, we now have to discuss two companies and we therefore need a little more time than in the past.

For the 2004-2005 fiscal year, we will talk about operating results, not including aircraft disposals and not including non-recurrent items. The consolidation between Air France and KLM will have a favourable accounting impact. We cannot appreciate this today but we will provide details of these during our Investment Day in September, where we will present our quarterly results and respond to your questions.

I am referring to the operating income before consolidation effects. We have outlined our assumptions and you are aware of them. We see a reasonable increase of activity of about 5%. I have just mentioned fuel price. As for advance bookings, I have already said they are doing quite well in long-haul: whether we consider business or leisure, results are good and in line with what we expected. Therefore, our objective for the fiscal year 2004-05 is post a significant increase in operating income compared to the aggregate 2003-04 results of the two companies, which were presented and commented by Philippe CALAVIA and myself.

Thank you for your attention.